UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

On January 16, 2020, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held an annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on four proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on December 12, 2019.

Based on the presence in person or by proxy of holders of our outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) constituting a quorum, each of the following proposals (Proposals 1 through 4 described in the Proxy Statement) was duly adopted by the requisite majority under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.

The election of Mr. Marek Panek to our Board of Directors, for a term expiring at our next annual general meeting of shareholders and until his successor is duly elected;

2.

The election of Mr. Rafal Kozlowski to our Board of Directors, for a term expiring at our next annual general meeting of shareholders and until his successor is duly elected;

3.

The election of Mr. Ohad Melnik to our Board of Directors, for a term expiring at our next annual general meeting of shareholders and until his successor is duly elected; and

4.

To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2019  and until our next annual general meeting of shareholders, and to authorize the Board of Directors and/or its audit committee to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: January 20, 2020	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer